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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                  MEDEX, INC.
              Exact name of registrant as specified in its charter


               Ohio                                       31-4441680
State of incorporation or organization        I.R.S. Employer Identification No.

   3637 Lacon Road, Hilliard, Ohio                           43026
Address of principal executive offices                      Zip Code

Securities to be registered pursuant to Section 12(b) of the Act:

                                      None


Securities to be registered pursuant to Section 12(g) of the Act:


                          Common Stock Purchase Rights
                                (Title of Class)

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Item 1.  Description of Securities to be Registered.
         -------------------------------------------

         On October 12, 1995, the Board of Directors of Medex, Inc. (the "Company") declared a dividend distribution of one Right ("Right") for each outstanding share of the Company's Common Stock, par value $0.01 per share (the "Common Stock"), to shareholders of record at the close of business on October 26, 1995 ("Record Date"). Each Right entitles the registered holder to purchase from the Company one share of Common Stock, par value $0.01 per share, at a Purchase Price of $60 ("the Purchase Price"), subject to adjustment. The Purchase Price shall be paid in cash. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Huntington National Bank, as Rights Agent.

                 Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after October 26, 1995 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

                 The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 26, 2005, unless earlier redeemed by the Company as described below.

                 As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

                 In the event that, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person or an associate or affiliate of an Acquiring Person and its Common Stock is not changed or exchanged, or (ii) a person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock (except pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock approved by a majority of the Board of Directors who are not associated with an Acquiring Person, the "Continuing Directors"), or (iii) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), or (iv) in the event of certain transactions between an Acquiring Person or an Affiliate of an





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Acquiring Person and the Company, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the Right (or, in certain circumstances, cash, property or other securities of the Company) or, in certain circumstances, each holder of a Right, for each Right held, will have the right to purchase one share of Common Stock for a price equal to $1.00. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

                 For example, at an exercise price of $50 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $100 worth of Common Stock (or other consideration, as noted above) for $50. Assuming that the Common Stock had a per share value of $10.00 at such time, the holder of each valid Right would be entitled to purchase 10 shares of Common Stock for $50. Fractional shares will not be issued. In lieu of fractional shares of Common Stock, the Company may pay to the registered holder of Rights Certificates at the time such Rights are exercised an amount in cash equal to the same fraction of the current market value of one share of Common Stock.

                 In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger described in the second preceding paragraph), (ii) the Company is the surviving corporation in a merger or consolidation with another person and all or part of its Common Stock is changed or exchanged, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

                 The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular semiannual cash dividends) or of subscription rights or warrants (other than those referred to above).

                 With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.





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                 At any time until ten (10) days following the Stock
Acquisition Date (as such period may be extended by the Company pursuant to the Rights Agreement), the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right provided that in certain circumstances such redemption will require the concurrence of a majority of the Continuing Directors. After this 10-day period has expired, this right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and there are no other Acquiring Persons. After the above 10-day period expires and prior to the occurrence of a Triggering Event, the Company may redeem the Rights provided that such redemption is incidental to a merger, consolidation or other business combination involving the Company or a reorganization or restructuring of the Company which is approved by a majority of the Continuing Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

                 Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

                 The Rights Agreement may be amended in certain instances so long as there are Continuing Directors and a majority of such Continuing Directors votes in favor of the proposed amendment. Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, to correct or supplement any provision contained in the Rights Agreement which is defective or inconsistent with another provision therein, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable and no amendment shall be made to lengthen any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of the common equity of the Company, including the holders of the Rights.

                 The Rights Agreement between the Company and the Rights Agent specifying the term of the Rights, which includes as Exhibit A the Form of Rights Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.

                 As of September 25, 1995, there were 6,164,485 shares of Common Stock issued and outstanding and as of June 30, 1995 2,205,958 shares of Common Stock reserved for issuance under employee benefit plans and the non-employee director stock option plans. Each outstanding share of Common Stock on October 26, 1995, will receive one Right. As long as the Rights are attached





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to the Common Stock, the Company will issue one Right for each share of Common
Stock issued between the Record Date and the Distribution. 8,522,000 shares of Common Stock have been reserved for issuance upon exercise of the Rights.

                 The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by a majority of the Continuing Directors.

Item 2.          Exhibits.
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                 1.       Rights Agreement, dated as of October 12, 1995,
                          between Medex, Inc. and Huntington National Bank, which includes as Exhibit A thereto the Form of Rights Certificate. Pursuant to the Rights Agreement, the Rights Certificates will not be mailed until after the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock, or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock.



                                   SIGNATURE


                 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                             MEDEX, INC.
                                             (Registrant)



                                             By: /s/ Bradley P. Gould
                                                 --------------------
                                                 Name: Bradley P. Gould
                                                 Title: Chief Executive Officer


Dated: October 20, 1995





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